

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 12, 2018

Via E-mail
Arie Trabelsi
Chief Executive Officer
SuperCom Ltd.
1 Arie Shenkar Street
Hertzliya Pituach 4672514, Israel

    Re: **SuperCom Ltd.**
        Form 20-F for the Fiscal Year Ended December 31, 2016
        Filed May 24, 2017
        File No. 1-33668

Dear Mr. Trabelsi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kevin J. Kuhar

        Kevin J. Kuhar
        Accounting Branch Chief
        Office of Electronics and Machinery